Exhibit 99.1

Dr. Reddy’s completes acquisition of product portfolio from TEVA Hyderabad, India, August 3, 2016

Hyderabad, India and Princeton, USA — Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced that it successfully completed the previously announced acquisition of eight Abbreviated New Drug Applications (ANDAs) in the U.S. from Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and an affiliate of Allergan plc (NYSE: AGN). The acquired portfolio consists of products that are being divested by Teva as a precondition to its closing of the acquisition of Allergan’s generics business.

The portfolio being acquired is a mix of six ANDAs pending approval, one approved ANDA and one ANDA with tentative approval, and comprises complex generic products across diverse dosage forms. The combined sales of the branded versions of the products in the U.S. is approximately $3.5 billion MAT for the most recent twelve months ending in June 2016 according to IMS Health*. The products include Buprenorphine HCl/Naloxone HCl Sublingual Film (generic equivalent to Suboxone™ sublingual film), Ethinyl estradiol/Ethonogestrel Vaginal Ring (generic equivalent to NuvaRing™), Ezetimibe/Simvastatin Tablets (generic equivalent to Vytorin™), Metformin HCl/Saxagliptin ER Tablets (generic equivalent to Kombiglyze XR™), Tobramycin Inhalation Solution (generic equivalent to Tobi™), Phentermine HCl/Topiramate ER Capsules (generic equivalent to Qsymia™), Imiquimod Topical Cream (generic equivalent to Zyclara™ 3.75% Cream), and Ramelteon Tablets (generic equivalent to Rozerem™).

*IMS National Sales Perspectives: Retail and Non-Retail MAT June 2016

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.